Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES NORMAL COURSE ISSUER BID

TORONTO, ONTARIO – August 17, 2011 – Progressive Waste Solutions Ltd.  (NYSE, TSX: BIN) (the “Company”) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) to repurchase common shares of the Company pursuant to a normal course issuer bid (“NCIB”).

Under the NCIB, up to 4,000,000 common shares (representing approximately 3.3% of the issued and outstanding common shares) may be repurchased in open market transactions on the TSX, the New York Stock Exchange and/or alternative trading systems between August 19, 2011 and August 18, 2012.  In accordance with TSX rules, any daily repurchases would be limited to a maximum of 47,833 shares, which represents 25% of the average daily trading volume on the TSX of 191,332 common shares for the six months ended July 31, 2011. The TSX rules also allow the Company to purchase, once a week, a block of common shares not owned by any insiders, which may exceed such daily limit.  On August 16, 2011, there were 120,826,184 Company common shares outstanding.  Any shares that are repurchased pursuant to the NCIB will be cancelled.  Decisions regarding any future repurchases will be based on market conditions, share price and other factors, including opportunities to invest capital for growth. There can be no assurance as to the precise number of shares that will be repurchased under the NCIB. The Company may discontinue purchases at any time, subject to compliance with applicable regulatory requirements.

“We believe a repurchase of our shares represents an attractive investment in the Company and an advantageous use of Company funds," said Joe Quarin, President and Chief Operating Officer of Progressive Waste Solutions Ltd.  “Our strong balance sheet and free cash flow provide us the flexibility to deliver a total return to shareholders consisting of disciplined investments in accretive tuck-in acquisitions, the buyback of shares, and the continued payment of a dividend."

From time to time, when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.  Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

About Progressive Waste Solutions Ltd.

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces. The Company’s major brands are IESI, BFI Canada and Waste Services. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com